UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	August 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on December 20, 2022, Bruush Oral Care Inc. (the “Company”) entered into a $3 million private placement transaction (the “Private Placement”), pursuant to which the Company issued to certain investors (the “Holders”) common share purchase warrants (the “Existing Warrants”). On August 22, 2023, the Company issued an offer letter to the Holder (the “Inducement Letter”), providing the Holders the opportunity to exercise for cash all or some of the Existing Warrants at an exercise price per common share (the “Warrant Shares”) of $3.33 in consideration for the issuance to each exercising Holder of a new common share purchase warrant (the “New Warrant”) exercisable for up to a number of common shares (the “New Warrant Shares”) equal to 250% of the number of Warrant Shares issued in connection with the Inducement Letter to the Holder, at an exercise price of $3.33 per share. The New Warrant is exercisable up to 5:00 P.M., New York City time, on the termination date of June 9, 2028. In connection with the Inducement Letter the Holders elected to exercise the Warrants into 633,026 Warrant Shares. As a result of such of the exercise of Existing Warrants, New Warrants entitling the Holders to purchase an aggregate 1,582,566 New Warrant Shares were issued.

The descriptions of the Inducement Letter and New Warrant are set forth in this Report and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1 and 10.2, respectively.

Exhibit No.	Description
10.1	Inducement Letter, by and between the Company and Holder, dated August 22, 2023.
10.2	Form of New Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	August 23, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer